Exhibit 21.1

Subsidiaries of Lexicon Pharmaceuticals, Inc.

The subsidiaries of Lexicon Pharmaceuticals, Inc. set forth below each do business under the name stated.

Name of Subsidiary	State of Incorporation or Formation

Lexicon Pharmaceuticals (New Jersey), Inc.	Delaware
Lex-Gen Woodlands GP, LLC	Delaware
Lex-Gen (Delaware), LLC	Delaware
Lex-Gen Woodlands, L.P.	Delaware
Symphony Icon, Inc.	Delaware